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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

OPTIMAL ROBOTICS CORP (THE "COMPANY") IS A FOREIGN PRIVATE ISSUER. CONSEQUENTLY,
 THE COMPANY'S SECURITIES ARE EXEMPT FROM SECTION 16 OF THE SECURITIES EXCHANGE
  ACT OF 1934 PURSUANT TO RULE 3a12-3(b) PROMULGATED THEREUNDER. THE FILING OF THIS FORM IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE A WAIVER OF
       THAT EXEMPTION BY EITHER THE COMPANY OR THE SIGNATORY OF THIS FORM.

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person

     Garfinkle                     Leon                P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     c/o Optimal Robotics Corp.
     4700 de la Savane
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

     Montreal, Quebec              Canada              H4P 1T7
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Optimal Robotics Corp.                       OPMR
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     June 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

         Senior Vice President
      General Counsel and Secretary

                 Report is being filed by one reporting person
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class "A" Shares                      6/7/01          S        V      5,000       D      $33.00                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      6/7/01          S        V      5,000       D      $34.00                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      6/8/01          M        V     10,000       A      $5.5625                 D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                      6/8/01          S        V      2,000       D      $33.90                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                     6/11/01          M        V      2,000       A      $5.5625                 D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                     6/20/01          S        V      5,000       D      $34.50                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                     6/20/01          S        V      5,000       D      $35.25                  D
------------------------------------------------------------------------------------------------------------------------------------
Class "A" Shares                     6/21/01          M        V     10,000       A      $12.875   -0-           D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Put or Type Responses)                      (Over)
                                                                 SEC 1474 (8-92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date       Expira-          Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-      tion             of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable    Date     Title   Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock
Option to purchase                                                               Class "A"
Class "A" Share     $5.5625   6/8/01  M     V         10,000  2/4/99    2/4/03   Shares    10,000                      D
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock
Option to purchase                                                               Class "A"
Class "A" Share     $5.5625  6/11/01  M     V          2,000  2/4/99    2/4/03   Shares     2,000                      D
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock
Option to purchase                                                               Class "A"
Class "A" Share     $12.875  6/21/01  M     V         10,000 1/25/01(1) 1/25/04  Shares    10,000            40,000    D
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) Options became exercisable as to 50% on January 25, 2000, and as to 50% on January 25, 2001.

          /s/ Leon P. Garfinkle                                  7/3/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2
                                                                 SEC 1474 (8-92)